

July 8, 2014

Via E-mail
Mark J. Hawkins
Executive Vice President and CFO
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903

> **Re:** **Autodesk, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2014**
> **Filed March 10, 2014**
> **File No. 000-14338**

Dear Mr. Hawkins:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

1.   We note your disclosure on page 33 that you expect to significantly increase your subscription base and the annual value per subscription, which you state will ultimately drive billings growth. Considering your transition to cloud based and flexible licenses in fiscal 2014, tell us how you considered providing quantification of your subscription base and annual value per subscription as key metrics in analyzing revenues. We refer you to See Section III.B.1 of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 57

2.   We note that you include consulting, training, and AutoDesk Developers Network and Creative Finishing support revenue in "license and other" revenue and the related cost of revenues line items in your Consolidated Statements of Operations. We further note that these "other revenues" have increased since 2013. In light of the increasing materiality of these revenues, please tell us how you considered providing separate disclosure of software product and service revenues and the related cost of revenues pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 69

3.   We note that for multiple element arrangements that include non-software elements, you allocate revenue to all deliverables based on their relative selling prices. Please tell us how you determine the selling price of the deliverables in your multiple deliverable arrangements including the significant factors, inputs, assumptions and methods used to determine the selling price. Please also tell us what consideration was given to disclosing this information. Refer to ASC 605-25-30-2 and ASC 605-25-50-2(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407, or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief